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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2015	2014	2013(a)	2012(a)	2011(a)

Earnings
Net income before adjustment for income from equity investees	122	116	124	130	115
Fixed charges	61	45	44	41	50
Distributed income of equity investees(b)	(102)	88	67	99	135
Non-controlling interests of subsidiaries that have not incurred fixed charges	–	(10)	(14)	(13)	–

Total Earnings	81	239	221	257	300
Fixed Charges
Interest expensed and capitalized	60	44	43	40	48
Amortization of other assets	1	1	1	1	2

Total Fixed Charges	61	45	44	41	50
Ratio of Earnings/Fixed Charges	1.33x	5.31x	5.02x	6.27x	6.00x
(a)
An additional 45 percent membership interests in each of GTN and Bison were acquired from subsidiaries of TransCanada in 2013 resulting in a 70 percent ownership in each. As a result, the acquisition was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of GTN and Bison were recorded at TransCanada's carrying value and the Partnership's historical financial information was recast to consolidate GTN and Bison for all periods presented.

(b)
Distributed income of equity investees for 2015 includes $199 million impairment charge on our Investment in Great Lakes.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES